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EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in millions)

Twenty-six Weeks Ended November 25, 2001
Fixed charges as defined:
Interest expense	$224.7
Capitalized interest	1.9
Interest in cost of goods sold	11.2
Preferred distributions of subsidiary	20.7
One-third of noncancelable lease rent	23.8

Total fixed charges (A)	$282.3

Earnings as defined:
Pretax income after elimination of undistributed earnings of equity method investees	$676.5
Add fixed charges	282.3
Less capitalized interest	(1.9)

Earnings and fixed charges (B)	$956.9

Ratio of earnings to fixed charges (B/A)	3.4

    For the purposes of computing the above ratio of earnings to fixed charges, earnings consist of income before taxes and fixed charges. Fixed charges, for the purpose of computing earnings, are adjusted to exclude interest capitalized. Fixed charges include interest on both long and short-term debt (whether said interest is expensed or capitalized and including interest charged to cost of goods sold), and a portion of noncancelable rental expense representative of the interest factor. The ratio is computed using the amounts for ConAgra Foods as a whole, including its majority-owned subsidiaries and its proportionate share of any 50% owned subsidiaries, whether or not ConAgra Foods guarantees obligations of these subsidiaries.

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  EXHIBIT 12
ConAgra Foods, Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (in millions)